UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-223265

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	As of November 1, 2019 *	As of December 31, 2018
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$—	$23,371,089
Net Assets Available for Benefits	$—	$23,371,089

Notes:	1) The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $17,472,385 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Period Ended November 1, 2019
INCOME, EXPENSES AND TRANSFERS
ADDITIONS:
Interest	3,746
Dividends	265,129
Net appreciation in fair value of investments	2,070,863
Income from Master Trust	1,132,108
Total additions	3,471,846
DEDUCTIONS:
Benefits paid to participants	9,357,404
Administrative expenses	13,146
Total deductions	9,370,550
NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(5,898,704)
TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN*	(17,472,385)
NET DECREASE IN NET ASSETS	(23,371,089)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,371,089
End of year	—

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $17,472,385 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

As of November 1, 2019 *
SPECIFIC ASSETS
Employer Securities	$—
Participant Loans	$—
Notes:	1) The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

*

Effective November 1, 2019, the Plan’s net assets available for benefits of $17,472,385 were merged into the Dominion Energy Salaried Savings Plan (the Salaried Plan). The Plan’s participants became participants in the Salaried Plan in accordance with the terms thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY MANCHESTER STREET UNION SAVINGS PLAN (name of plan)

Date: June 26, 2020	/s/ Regina J. Elbert
Regina J. Elbert Vice President, Dominion Energy Services, Inc. Human Resources Business Services

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